

07008283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12111

SEC MAIL PROCESSING SECTION RECEIVED OCT 29 2007 WASH, DC 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/06 (MM/DD/YY) AND ENDING 08/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS SECURITY COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 E. WASHINGTON STREET, SUITE 101
(No. and Street)

SUFFOLK	VIRGINIA	23434
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. HOLLOWAY (757) 539-2396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYCE, SPADY & MOORE PLC
(Name – *if individual, state last, first, middle name*)

1013 W. WASHINGTON STREET	SUFFOLK	VIRGINIA	23434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED NOV 14 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER M. HOLLOWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS SECURITY COMPANY, INC., as of AUGUST 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JACQULINE B. HOLT
Notary Public
Commonwealth of Virginia
190138
My Commission Expires May 31, 2010

Signature

VICE-PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS SECURITY COMPANY, INC.

FINANCIAL STATEMENTS

AUGUST 31, 2007

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Monthly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: INVESTORS SECURITY COMPANY, INC. [0013]

SEC File Number: 8- 12111 [0014]

Address of Principal Place of Business: 127 E. WASHINGTON STREET, Suite 101 [0020]

SUFFOLK [0021] VA [0022] 23434 [0023]

Firm ID: 2331 [0015]

For Period Beginning 09/01/06 [0024] And Ending 08/31/07 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTOPHER HOLLOWAY, VP,FINOP [0030] Phone: 757-539-2396 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

BOYCE, SPADY & MOORE PLC

70

ADDRESS	Number and Street	City	State	Zip Code
	1013 W. WASHINGTON STREET	SUFFOLK	VA	23434
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Boyce, Spady
& Moore PLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

We have audited the accompanying statement of financial condition of Investors Security Company, Inc. as of August 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Security Company, Inc. as of August 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have examined the Computation of Net Capital Schedule. Our reconciliation of the above computation revealed no material differences. In our opinion, this schedule presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Boyce, Spady & Moore PLC

October 24, 2007

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

ASSETS

Consolidated ◯ [0198] Unconsolidated ☒ [0199]

			Allowable	Non-Allowable	Total
1.	Cash		579,163 [0200]		579,163 [0750]
2.	Receivables from brokers or dealers:				
	A.	Clearance account	[0295]		
	B.	Other	561,397 [0300]	7,136 [0550]	568,533 [0810]
3.	Receivables from non-customers		[0355]	14,781 [0600]	14,781 [0830]
4.	Securities and spot commodities owned, at market value:				
	A.	Exempted securities	[0418]		
	B.	Debt securities	[0419]		
	C.	Options	[0420]		
	D.	Other securities	66,617 [0424]		
	E.	Spot commodities	[0430]		66,617 [0850]
5.	Securities and/or other investments not readily marketable:				
	A.	At cost [0130]			
	B.	At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	[0880]

	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	79,156 [0680]	79,156 [0920]
11.	Other assets	[0535]	7,937 [0735]	7,937 [0930]
12.	**TOTAL ASSETS**	1,207,177 [0540]	109,010 [0740]	1,316,187 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	499,561 [1115]	[1305]	499,561 [1540]
15. Payable to non-customers	33,257 [1155]	[1355]	33,257 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	151,137 [1205]	[1385]	151,137 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]

	from outsiders ______ [0990]			
C.	Pursuant to secured demand note collateral agreements:		______ [1420]	______ [1730]
	1. from outsiders ______ [1000]			
	2. Includes equity subordination (15c3-1(d)) of ______ [1010]			
D.	Exchange memberships contributed for use of company, at market value		______ [1430]	______ [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	______ [1220]	______ [1440]	______ [1750]
20.	TOTAL LIABLITIES	683,955 [1230]	______ [1450]	683,955 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	______ [1770]
22.	Partnership (limited partners ______ [1020])	______ [1780]
23.	Corporations:	
A.	Preferred stock	______ [1791]
B.	Common stock	5,450 [1792]
C.	Additional paid-in capital	88,158 [1793]

	D.	Retained earnings	538,624 [1794]
	E.	Total	632,232 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	632,232 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,316,187 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 09/01/06 [3932] Period Ending 08/31/07 [3933] Number of months 12 [3931]

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	959,144	[3935]
b. Commissions on listed option transactions		[3938]
c. All other securities commissions	2,768,958	[3939]
d. Total securities commissions	3,728,102	[3940]
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		[3945]
b. From all other trading	81,778	[3949]
c. Total gain (loss)	81,778	[3950]
3. Gains or losses on firm securities investment accounts	7,780	[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares	4,323,306	[3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services	341,677	[3975]
8. Other revenue	39,975	[3995]
9. Total revenue	8,522,618	[4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	260,392	[4120]
11. Other employee compensation and benefits	295,155	[4115]
12. Commissions paid to other broker-dealers		[4140]
13. Interest expense	163	[4075]

a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		7,739,592 [4100]
16.	Total expenses		8,295,302 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		227,316 [4210]
18.	Provision for Federal Income taxes (for parent only)		75,651 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		151,665 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		19,502 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code
8-35158 [4335A]	FIRST CLEARING, LLC [4335A2]	ALL [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 632,232 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 632,232 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	[3525]

5. Total capital and allowable subordinated liabilities — 632,232 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 109,010 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610] — 109,010 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	[3630]

8. Net capital before haircuts on securities positions — 523,222 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments ______ [3660]

B. Subordinated securities borrowings ______ [3670]

C. Trading and investment securities:

1. Exempted securities ______ [3735]

2. Debt securities ______ [3733]

3. Options ______ [3730]

4. Other securities 9,624 [3734]

D. Undue Concentration ______ [3650]

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	[3736]	9,624 [3740]

10. Net Capital 513,598 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	45,597 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	413,598 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	445,202 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		683,955 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		683,955 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 133 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	NONE [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			472,541 [4240]
	A.	Net income (loss)		151,665 [4250]
	B.	Additions (includes non-conforming capital of	8,026 [4262])	8,026 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			632,232 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		120,000 [4300]
	A.	Increases	[4310]
	B.	Decreases	120,000 [4320]
4.	Balance, end of period (From item 3520)		-0- [4330]

INVESTORS SECURITY COMPANY, INC.
STATEMENT OF CASH FLOWS
Year Ended August 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 151,665
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,479
Unrealized gain on securities owned	(7,780)
Changes in assets and liabilities	
Accounts receivables	(108,009)
Other assets	1,847
Other payables	224,677
Net cash provided by operating activities	277,879
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment securities	(11,177)
Purchase of fixed assets	(15,248)
Loan payments from officers	48,196
Net cash provided by investing activities	21,771
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of subordinated loan	(120,000)
Sale of common stock	8,026
Net cash used by financing activities	(111,974)
Net increase in cash	187,676
Cash beginning of year	391,487
Cash end of year	$ 579,163
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for interest	$ 163
Cash paid for income taxes	$ 79,827

See accompanying notes to financial statements.

INVESTORS SECURITY COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
August 31, 2007

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. The Company, incorporated under the laws of the Commonwealth of Virginia in August, 1964, is a broker-dealer of investment securities. All transactions are fully disclosed. The corporate office is located in Suffolk, Virginia.

Accounting Method. The Company uses the accrual basis of accounting for financial statement and income tax purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and record keeping policies established by those agencies. Transactions with brokers and customers are recorded as of the trade date rather than the settlement date. Inventories of securities and investments are stated at market value. The Corporation depreciates office furniture and equipment over a ten (10) year life, Straight-Line method for assets acquired before January 1, 1981. Assets acquired since December 31, 1980, are depreciated under the two hundred percent (200%) Declining Balance method with a shift to Straight-Line to provide total write-off over the applicable useful life, with the assumption that all acquisitions occur midway through the year. (For federal income tax purposes, this is known as the Modified Accelerated Cost Recovery System, MACRS.) Depreciation lives are seven (7) years for equipment and furniture and thirty-nine (39) years for leasehold improvements.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations of Credit Risk Arising from Cash Deposits. The Company maintains cash balances at financial institutions located in Suffolk. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At August 31, 2007 the Company's uninsured cash balances total $485,160.

Advertising. The Company expenses advertising costs as they are incurred.

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three (3) months or less to be cash equivalents.

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

In management's opinion, accounts receivable as of August 31, 2007 are collectible and no material uncollectible accounts exist.

NOTE 2. SUBORDINATED LOAN

Effective November 13, 2002 and amended December 13, 2004 Cabell B. Birdsong loaned the Company $120,000 under a subordinated loan agreement that was approved by NASD. During the year ended August 31, 2007, this loan was paid in full and the Company paid no interest to Cabell B. Birdsong for this loan.

NOTE 3. CONTINGENT LIABILITIES

The Company has no known contingent liabilities.

NOTE 4. INCOME TAX EXPENSE

Deferred income taxes are provided for timing differences between financial statement and income tax reporting.

Deferred tax – Asset	$	4,312
Deferred tax – Liability		5,092
Net deferred taxes	$	780

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred tax assets:		
Capital loss on carryover	$	4,312

The capital loss carryover of $141,986 expires August 31, 2008.

Deferred tax liabilities:		
Property, Plant and Equipment	$	5,092

The Company's provision for income taxes differs from applying the statutory U. S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

NOTE 5. LEASES

Effective August 15, 2005 the Company leased office space from an unrelated company. The term of the lease is for seven (7) years. Minimum lease payments under this lease were $47,323 for the current year.

The Corporation leases two (2) vehicles. The terms of the leases are for three (3) years. The Corporation also leases several pieces of office equipment with terms of three (3) to five (5) years. Minimum lease payments under these leases were $36,547 for the current year. Future minimum lease commitments under all non-cancelable leases are as follows:

August 31, 2008	$	82,027
August 31, 2009		74,122
August 31, 2010		63,968
August 31, 2011		53,262
August 31, 2012		54,860
Total	$	328,239

NOTE 6. CAPITAL

Stock ownership and management at August 31, 2007:

Cabell B. Birdsong	President, Treasurer and Director	100 sh.	92%
Christopher M. Holloway	Vice-President, Secretary and Director	9 sh.	8%
		109 sh.	100%

Investors Security Company, Inc. was incorporated August 24, 1964, under Virginia law.

NOTE 7. RETIREMENT PLAN

The employees of Investors Security Company, Inc. are covered under a Simple IRA Plan that was established during the fiscal year ended August 31, 2006. All employees of the Company with service of over one year are eligible to participate in the plan. The Company matches an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company was $10,586 for the year ended August 31, 2007.



INVESTORS SECURITY COMPANY, INC.

MEMBER NASD & SIPC

Registered Investment Adviser

Broker Dealer

SECURITIES

WASHINGTON STREET CENTER
127 E. WASHINGTON, STE. 101
SUFFOLK, VIRGINIA 23434
www.investorssecurity.com

TELEPHONE
(757) 539-2396

FACSIMILE
(757) 925-4353

STOCKS

BONDS

OPTIONS

MUTUAL FUNDS

VARIABLE ANNUITIES

VARIABLE LIFE POLICIES

FINANCIAL PLANS

Memorandum

To: The Securities and Exchange Commission
FINRA
State Regulatory Agencies

From: Christopher M. Holloway, Vice President



Date: October 26, 2007

Re: Annual Audited Financial Statements, Internal Control Letter, and Description of Changes (only to the SEC and FINRA)

Enclosed you will find your copy(ies) of the above referenced information. If you need any further information, please do not hesitate to contact me. In the event that your jurisdiction no longer requires this annual filing, please contact my assistant Sabina Thurman at 757-539-2396, extension 11 or sthurman@mail.investorssecurity.net.

Quality Investments since 1964

Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

October 24, 2007

Stockholders and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

The Company's unaudited Focus Report for August 31, 2007, shows a net capital of $521,355. The audited Focus Report of August 31, 2007, shows a net capital of $513,598. Listed below is the reconciliation of the difference of $7,757 between the net capital as shown on the unaudited Focus Report and as shown on the audited Focus Report:

Net capital as reported in Company's part II A (Unaudited) Focus Report	$	521,355
Increase in assets		232
Increase in income taxes payable		(7,619)
Miscellaneous audit adjustments		(370)
Net capital per audited report	$	513,598

Boyce, Spady & Moore PLC

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

Boyce, Spady & Moore PLC

Certified Public Accountants & Consultants

October 24, 2007

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

In planning and performing our audit of the financial statements of Investors Security Company, Inc. (the Company) as of and for the year ended August 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we noted that a minimum of internal control procedures are in effect. Such a situation would normally be expected under the circumstances, because Investors Security Company, Inc.'s normal staff consists of the principal, who is the primary stockholder, the controller, and several clerks. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Investors Security Company, Inc. for the fiscal year ended August 31, 2007, and this report does not affect our report thereon dated October 24, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyce, Spady & Moore PLC

END